Exhibit 11

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

Three Months Ended
(All figures are in millions except per share data )	March 31, 2005
Average shares outstanding – Basic	75.1

Effect of dilutive securities:
Stock options	1.4

Average shares outstanding – Assuming dilution	76.5

Net income	$16.5

Earnings per share:
Basic	$0.22
Diluted	$0.22

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